Exhibit 14.1
PROFESSIONAL CONDUCT
Code of Business Conduct and Ethics
It is the policy of Employer to conduct its business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable state and federal laws. In carrying out this policy, the Employer has adopted the following Code of Business Conduct and Ethics (the “Code”). This Code is intended to aid employees, officers and members of the Board of Managers in making ethical decisions when conducting Employer business.
This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic policies to guide the ethical and business decisions of all employees of the Employer. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. Those who violate the standards in this Code will be subject to disciplinary action. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 10 of this Code. The principles set out in this Code are the minimum standards by which you are to govern your behavior while conducting Employer business.
1.	Compliance with Laws, Rules and Regulations

The Employer complies with all applicable laws and regulations in the conduct of its activities and expects the employees to do the same. All employees, officers and members of the Board of Managers must respect and obey the laws of the cities and states in which we operate, and must not ask others to disregard those laws.

2.	Conflicts of Interest

It is the policy of the Employer to avoid situations that create an actual or potential conflict between an employee’s personal interests and the interests of the Employer. A conflict of interest exists when a person’s loyalties or actions are divided between the interests of the Employer and those of another, such as a competitor, supplier, customer or personal business. A conflict of interest can arise when an employee, officer or member of the Board of Managers takes actions or has interests that may make it difficult to perform his or her Employer work objectively and effectively. Conflicts of interest may also arise when an employee, officer or member of the Board of Managers, or members of his or her family, receive improper personal benefits as a result of their positions in the Employer. Moreover, the appearance of a conflict of interest alone can adversely affect the Employer and its relations with its customers, suppliers and employees. The appearance of a conflict should also be avoided.

Employees, officers and members of the Board of Managers are entitled to engage in activities outside of the conduct of the Employer’s business. However, employees are expected to use good judgment, to adhere to high ethical standards and to avoid situations that create an actual or potential conflict of interest. Generally, it is a conflict of interest for an employee to work for a competitor, a customer, or a supplier in any capacity. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on behalf of the Employer.

Conflicts of interest are prohibited as a matter of Employer policy, except under guidelines approved by the Board of Managers or as otherwise approved by the Board of Managers. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management, who in turn may wish to consult with the Employer’s legal counsel. Any employee, officer or member of the Board of Managers who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in item 9 of this Code.

3.	Corporate Opportunities

Employees, officers and members of the Board of Managers are prohibited from taking for themselves personally opportunities that are discovered through the use of Employer property, information or their position without the consent of the Board of Managers. No employee may use Employer property, information, or their position for improper personal gain, and no employee may compete with the Employer directly or indirectly. Employees, officers and members of the Board of Managers owe a duty to the Employer to advance its legitimate interests when the opportunity to do so arises.

4.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior delivery of services, never through unethical or illegal business practices. Each employee should endeavor to respect the rights of and deal fairly with the Employer’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, disclosure of confidential information, misrepresentation of material facts, or any other intentional unfair-dealing practice. Employer personnel should not engage a competitor in discussions, agreements or understandings concerning setting prices or allocations of territory, customers or sales. In addition, Employer personnel should avoid discussing with a competitor any other agreements inhibiting free and open competition.

Business gifts should also be offered or accepted only to promote goodwill with the Employer, not to gain an unfair advantage with customers. No gift should ever be offered, given, provided or accepted by any Employer employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

5.	Record-Keeping

Employees must use honesty and integrity in maintaining business and financial records for the Employer. This includes honest reporting of the number of hours worked, and documentation of business expenses accounts in accordance with Employer policy.

All of the Employer’s books, records, accounts and financial statements must be maintained accurately, must appropriately reflect the Employer’s transactions and must conform both to applicable legal requirements and to the Employer’s system of internal controls.

6.	Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Employer or its customers, except when disclosure is required by laws or regulations or authorized by the Employer’s senior management, who may wish to consult with the Employer’s legal counsel. Any confidential information that is authorized to be disclosed must be marked as “confidential.” Confidential information includes all non-public information that might be of use to competitors, or harmful to the Employer or its customers, if disclosed. It also includes information that suppliers, guests and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends.

Any inquiries from the media, attorneys, investigators or non-Employer personnel concerning the Employer, guests, employees, owners or limited partners should be directed to The Summit Group.

7.	Protection and Proper Use of Employer Assets

All employees should endeavor to protect the Employer’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Employer’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Employer equipment should not be used for non-Employer business, though permission for incidental personal use may be granted upon appropriate request.

8.	Reporting any Illegal or Unethical Behavior

Employees are responsible for being aware of the Employer policies applicable to their activities and to comply with them fully. Employees also have a duty to report any apparent misconduct through appropriate channels which may be established within the Employer for such purposes, and to assist the Employer in the prevention and correction of such problems. Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior. Employees who know or have good reason to believe that other employees are engaged in conduct violating this policy should report this to the Employer. No supervisor shall retaliate against an employee, either directly or indirectly, who in good faith and in accordance with Employer procedure, reports an act of apparent misconduct. Failure of any employee to comply with such policies will result in disciplinary action, which may include termination.

9.	Compliance Procedures

If a situation arises in which an employee is required by this Code to report unethical or illegal conduct, or if an employee has questions concerning whether certain conduct is unethical or illegal, the employee should consider the following steps to report or resolve the problem:
•	Discuss the problem with your manager. In many cases, your manager will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your manager’s responsibility to help solve problems.

•	Seek help from Employer resources. In situations in which it is not appropriate to discuss an issue with your manager or where you do not feel comfortable approaching your manager with your question, please follow the steps outlined in the Grievance Procedure.

•	Accounting and Financial Reporting Irregularities. If your concern involves potentially unethical or illegal financial reporting, accounting or tax practices, please contact:
Chairman of the Audit Committee
c/o Summit Hotel Properties, LLC
2701 South Minnesota Avenue, Suite 6
Sioux Falls, South Dakota 57105
•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, every effort will be made to keep your anonymity protected. The Employer does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.